
ANGLO
AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of Ameri



04045464

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail   lnorris@angloamerican.co.uk

30 September, 2004

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
     Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

• News Release re Anglo American plc – additional listing of shares dated 30 September 2004

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCE****

OCT 19 2004

THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 4,214 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,356,517 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

30 September 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 4,214 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,356,517 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

30 September 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 4,214 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,356,517 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

30 September 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 4,214 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,356,517 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

30 September 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 4,214 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,356,517 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

30 September 2004

END.